                                                                       OTCBB: MRDDF

TSX-V: MAD

FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD REPORTS CARLIN-STYLE GOLD

MINERALIZATION AT COAL CANYON

Vancouver, BC, Canada – September 22, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to report that the 2008 drill program at Coal Canyon intersected a thick section of anomalous gold mineralization at the Coal Canyon project in Eureka County, Nevada. In August 2008 Queensgate Resources Corporation ("Queensgate"), Miranda's exploration funding partner, completed 1,950 ft (594.5 m) of reverse-circulation drilling in two vertical holes.

Past exploration focused on the northwest-trending Grouse Creek fault that lies on adjacent claims controlled by others. Historic drilling along this fault has reportedly encountered gold mineralization of up to 85 ft of 0.022 oz Au/t (26m of 0.754 g Au/t) in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxides and silicification.

The two recently-completed holes were designed to evaluate hydrothermally altered and geochemically-anomalous zones developed at north / northeast-striking fault intersections and to establish depths of favorable stratigraphic horizons on Miranda’s Coal Canyon project. Drill results are summarized below:

Grade

Length

Grade

Hole

Interval (ft)  Length (ft)

(oz Au/t)

(m)

(g Au/t)

MCC-003

no significant assays

MCC-004

970-1,200

230

0.004

70.1

0.140

including

980-990

10

0.011

 3.1

0.392

Hole MCC-003 was drilled to a depth of 750 ft (228.7m) and intersected the Roberts Mountains Formation, an attenuated section of the Hanson Creek Formation and the upper Eureka Formation.  Zones of hydrothermal alteration (decalcification, silicification and/or iron oxidation) from 40 to 70 feet-thick (12 to 21 m) were focused along the Roberts Mountain/Hanson and Hanson/Eureka formational contacts.

Hole MCC-004 was drilled 1,360 ft (415 m) north of MCC-003 to a depth of 1,200 ft (365.8m).  The hole intersected the lower half of the Roberts Mountains Formation and the upper, middle and a portion of the lower Hanson Creek Formation.  Both of these formations are lower plate host rocks to mineralization elsewhere in the Carlin and Cortez Trends. Hydrothermal alteration in the form of decalcification, silicification, sooty pyrite cemented breccias, quartz-dolomite veins and disseminated sphalerite were best developed in the middle and lower Hanson Creek Formation. The hole intersected 10 ft of 0.011 oz Au/t gold from 980 to 990 (3.0m of 0.392g Au/t from 298.8 to 301.8 m) within a sooty pyrite / silica-cemented breccia zone.  This mineralization occurred within a larger, lower-grade gold zone that returned 230 ft of 0.004 oz Au/t from 970 to 1,200 ft (70.1m of 0.140g Au/t from 295.7 to 365.8m).  The hole ended in anomalous gold mineralization.

Drill results in MCC-004 are significant as they represent the first Carlin-style, disseminated gold mineralization discovered on the Coal Canyon project.  These results will assist in the planning of future drilling programs.

All drill samples were collected with a reverse circulation drill using 10 ft (3.1 m) sample intervals. Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. QC/QA included the insertion of standards and blanks on a regular basis, and the collection of duplicate samples.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., Newcrest Resources Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.